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EDUCATION / NEWS

What will AI be worth?

The hidden pattern we discovered in 40 years of financial data

By Ben Miller | October 04, 2024


What will AI be worth?
The hidden pattern in 40 years of financial data
$20T
Consistent with the past
AI, while revolutionary, is the most recent techn
breakthrough in a long series of technology wa
Mainframe
PC
Internet
1960-1980
1980s
1990s - 2000
the driver of the past, but...
Will AI follow the "Rule of 3"?
Wave breakdown
$21,159B
3.4x
3.0x
GitHub Copilot
OpenAI
NVIDIA
Platform
Hardware

Like most in the tech world, we've been thinking a lot about AI. Not just its technical capabilities, but its economic potential. However, we've been unsatisfied with the existing analysis on that front. So we decided to dig into the numbers ourselves. What we found surprised us.

We spent months analyzing 40 years of financial data from over 250 tech companies, tracking the evolution from PCs to the cloud. Our goal was simple: understand the patterns of value creation in tech, and see what they might tell us about AI's future.

Some questions our research addresses:

1. **Is there a consistent relationship between Moore's Law and the market cap of each tech wave?**
2. **Will the "Rule of 3" in market cap growth hold for AI?**
3. **How is value distributed across the tech stack in each wave?**
4. **What does Nvidia's explosive growth tell us about the future of AI?**

[Download the full report]

--


Methodology
Financial analysis of tech industry across 40+ years
Summary of research:
Size of Sample: +250 tech companies from 1980s to 2024 based on Bloomberg of public companies with at least billion dollar market cap.
Market Value: Captured market capitalization of every tech company annually
Allocation: Attributed market cap by reported segment revenue for each technology wave and layer of the tech stack
Illustrative Analysis: As an example, Microsoft was a large participant in the PC platform and application markets in the 1990s as well as in the current cloud platform and application markets. We apply their revenue breakdown between platform and application and allocate those percentages of their market cap to the specific waves and tech layers.
FUNDRISE
Source: Fundrise proprietary research, Bloomberg
2


Segmented revenue and market caps across 250+ companies
FUNDRISE


Companies included in our research
FUNDRISE
Note: This list is not exhaustive of the 250+ tech companies covered in the research, but is intended to provide a strong representation of the companies included.
3

Let's begin with our methodology. We've undertaken an extensive financial analysis of the tech industry, spanning over four decades. Our sample is robust, encompassing more than 250 tech companies from the 1980s to 2024. To ensure relevance and significance, we focused largely on public companies with a minimum market capitalization of one billion dollars.

Our approach was meticulous. We captured the market capitalization of these companies on an annual basis. However, the real insight comes from how we attributed this value. We didn't just look at overall market cap; we drilled down into reported segment revenue for each technology wave and each layer of the tech stack. This granular approach allows us to trace the evolution of value creation across different technological paradigms.

Let me illustrate this with an example. Consider a tech giant like Microsoft. In the 1990s, Microsoft was a dominant force in both the PC platform with the windows operating system and application markets with the office suite. Fast forward to today, and they're a major player in the cloud platform with Azure and application markets with Microsoft 365. Our methodology takes this evolution into account. We applied their revenue breakdown between platform and application segments and allocated those percentages of their market cap to the specific waves and tech layers.

This approach allows us to not just see the overall growth of the tech industry, but to understand how value has shifted between different layers of the tech stack and across different technological waves. It's this in-depth understanding that forms the foundation of our analysis and projections for the AI era.


Consistent with the past
AI, while revolutionary, is the most recent technological breakthrough in a long series of technology waves
Mainframe
PC
Internet
Mobile
Cloud
Gen AI
1960-1980
1980s
1990s - 2000s
2010s
2015 - 2020
2022 - 2023+
FUNDRISE
4

Now, let's pivot to the central theme of our presentation: Artificial Intelligence. There's no doubt that AI is revolutionary. It's reshaping industries, redefining possibilities, and capturing the imagination of technologists, investors, and the public alike. However, it's crucial to understand that while AI is unprecedented in its potential impact, it's not unprecedented as a phenomenon in the tech industry.

In fact, AI is the latest in a series of technological breakthroughs we've witnessed over the decades. Each of these breakthroughs – from personal computers to the internet, mobile technology to cloud computing – has ushered in a new era of innovation and value creation. By understanding the patterns of these past waves, we can gain valuable insights into the potential trajectory of AI.


10x increase in compute unlocks an innovation wave
Faster, more powerful compute creates new uses
Moore's Law (Intel co-founder)
Transistor count over time (log scale)
Transistor count over time
100 B
10 B
1 B
100 M
10 M
1 M
100,000
1990
2000
2010
2020
2030
PC
10M
transistors
Internet
100M
transistors
Mobile
1B
transistors
Cloud
10B
transistors
FUNDRISE
Source: Intel, OurWorldinData.org
5

To truly appreciate the drivers behind these technological waves, we need to understand Moore's Law. This principle, named after Intel co-founder Gordon Moore, has been the fundamental driver of technological advancement for decades.

This graph illustrates Moore's Law in action. What you're seeing is the exponential increase in transistor count over time, plotted on a logarithmic scale. This relentless doubling of transistor density approximately every two years has led to exponential growth in computing power.

But here's the key insight: It's not just about the steady increase. What we've observed is that a roughly 10x increase in compute power typically unlocks a new innovation wave. This 10x leap creates a step-change in what's possible, opening up entirely new applications and markets.

This pattern has held remarkably consistent across multiple technological waves, and it's this consistency that forms the basis of our first key finding.


FINDING #1
Moore's Law (10x)
CAUSES
Market cap increase (3x)
FUNDRISE
Source: Fundrise proprietary research, Bloomberg
6


Each wave is 3x bigger market cap
Michael Moritz Corollary
Wave breakdown
Total allocated market cap
$6,504B
3.0x previous wave
$2,164B
3.4x previous wave
$646B
3.5x previous wave
$186B
3.7x previous wave
6,000
4,000
2,000
0
PC
Internet
Mobile
Cloud
FUNDRISE
Source: Fundrise proprietary research, Bloomberg
7

Our first key finding is both simple and profound: Each new technological wave results in roughly a 3x increase in market capitalization compared to the previous wave. This pattern has held remarkably consistent across the PC, Internet, Mobile, and Cloud waves.

Let's break this down:

- The PC wave peaked at a market cap of about $186 billion.

- The Internet wave that followed reached about $646 billion – roughly 3.5 times the PC wave.
- The Mobile wave hit about $2.16 trillion – approximately 3.4 times the Internet wave.
- And the Cloud wave, which we're still in, is projected to reach about $6.5 trillion – 3 times the Mobile wave.

This consistency is striking. Despite the vast differences in the technologies involved, the use cases they enabled, and the time periods in which they occurred, we see this rule of roughly 3x growth holding steady.

We've playfully dubbed this observation the "Michael Moritz Corollary," in honor of the legendary venture capitalist, who took over Sequoia Capital from Don Valentine in the early 2000s. At the time, Moritz asked himself how he could possibly live up to the standards set by Valentine, who had been a seminal venture investor in Apple, Oracle, and Cisco.

Moritz’s intuition was that although the tech industry had achieved sensational scale over the previous few decades, Moore’s Law suggested that it would continue to grow even bigger in the future. Turns out he was right, making early investments in companies like Google, Yahoo, and PayPal.

Our financial research attempted to discover the quantitative support behind Moritz’s intuition.

To reiterate: we found each wave was about 3x bigger in market cap than the previous one. This isn't just a coincidence; it reflects fundamental dynamics in how technological progress translates into economic value.


Will AI follow the “Rule of 3”?
Wave breakdown
Total allocated market cap
$21,159B
3.3x previous wave
$6,504B
3.0x previous wave
$2,164B
3.4x previous wave
$646B
3.5x previous wave
$186B
3.7x previous wave
20,000
15,000
10,000
5,000
0
PC
Internet
Mobile
Cloud
AI
FUNDRISE
Source: Fundrise proprietary research, Bloomberg
8

Now, we come to the trillion-dollar question: Will AI follow this "Rule of 3"?

If it does – and our analysis suggests there's good reason to believe it might – we could be looking at a potential market cap of over $21 trillion for the AI wave. That's 3.3 times our projected value for the Cloud wave at maturity.

I want to emphasize that this isn't just speculative number-crunching. This projection is grounded in the consistent pattern we've observed across four decades and multiple technological paradigms. Of course, past performance doesn't guarantee future results, but the consistency of this pattern across such diverse technological paradigms lends credence to its predictive power.

Market cap by wave

Total allocated market cap, $ Billions

	PC 1995A	Internet 2012A	Mobile 2018A	Cloud 2025E	AI 2032E
Market Cap	$186	$646	$2,184	$6,504	$21,159
Multiple of previous wave		3.5x	3.4x	3.0x	3.3x
Compute* (transistor count)	10s of millions	100s of millions	1s of billions	10s of billions	100s of billions

FUNDRISE Source: Fundrise proprietary research, Bloomberg. *The natural corollary of The Bitter Lesson, Rich Sutton, March 13, 2019 9

This slide provides a comprehensive view of the market cap progression across waves, from the PC era to our projected AI wave.

What's particularly interesting here is the correlation between each wave and the underlying compute power. Notice how each wave corresponds with an order of magnitude increase in compute power, measured in transistor count.

- The PC era was enabled by tens of millions of transistors.
- The Internet wave came with hundreds of millions.
- Mobile computing rode on the back of billions of transistors.
- The Cloud era is powered by tens of billions.
- And for AI? We're looking at hundreds of billions of transistors.

This alignment between compute power and market value isn't coincidental. It underscores how fundamental technological progress drives new possibilities, new markets, and ultimately, new value.


FINDING #2
The Rule of 3x
CAUSES
AI $20 Trillion?
FUNDRISE
Source: Fundrise proprietary research, Bloomberg
10

This brings us to our second key finding: Based on the Rule of 3x that we've observed consistently across previous waves, AI could indeed represent a $20 trillion market opportunity.

As a quick aside, one criticism of our conclusion will inevitably be that there are many other factors affecting market caps, and that in any year the market cap doesn't correlate to the Rule of 3. During our 40-year survey, there were extreme booms and busts, such as the Tech Bubble in the late 1990s and the Great Financial Crisis in 2008. However, after each up or down period, market caps eventually reverted to the long-term mean and maintained correlation with Moore's Law. As Ray Dalio argues, "it is better to be approximately right than precisely wrong."

If the historic correlation holds up, we're talking about a market potentially half the size of the entire U.S. stock market. It's a staggering figure, so likely to attract skeptics. For some context, the cloud wave is worth ~$6 trillion which is ~10% of the current U.S. stock market's $55 trillion. Our $20 trillion projection is in the early 2030s, and if the market grows at ~8% annually it'll reach $100 trillion. So we're talking about AI being roughly 20% the size of the total US market. Can AI double the opportunities for technology to add value in our lives? We think so.

This isn't just about the big number, though. It's about understanding the fundamental patterns of technology and what those are likely to mean for AI. Just as during previous waves, people couldn't imagine how new technology would reshape the way we work, communicate, and live. Across each wave, technology expanded the role it plays in our lives.

Each wave is composed of layers (tech stack)


PC
Internet
Mobile
Cloud
Applications
amazon
salesforce
Platforms
aws
Hardware
CISCO
AMD
FUNDRISE
11

To truly understand how this value might be created and distributed, we need to look at the layers of the tech stack. Each technological wave we've studied is composed of three primary layers: hardware, platforms, and applications.

FINDING #3

Surprisingly regular ratio of market value within tech stack

	PC	Internet	Mobile	Cloud	Average
Applications	36%	52%	51%	54%	48%
Platforms	13%	36%	22%	35%	26%
Hardware	51%	12%	28%	11%	25%

FUNDRISE Source: Fundrise proprietary research, Bloomberg 12

What's fascinating is that we've found a surprisingly regular ratio of market value within this stack across different waves. This consistency provides us with a framework for projecting how value might be distributed in the AI era.

Wave breakdown by layer

Total allocated market cap, $ Billions

Market Cap	PC 1995A	Internet 2012A	Mobile 2018A	Cloud 2025E
Application	$66	$338	$1,105	$3,499
Platform	$24	$231	$476	$2,302
Hardware	$95	$77	$603	$703
Total	**$186**	**$646**	**$2,184**	**$6,504**
Multiple of previous wave		3.5x	3.4x	3.0x

FUNDRISE Source: Fundrise proprietary research, Bloomberg 13

Extrapolating historic growth rates

Total allocated market cap, $ Billions

Market Cap	PC 1995A	Internet 2012A	Mobile 2018A	Cloud 2025E	AI 2032E
Application	$66	$338	$1,105	$3,499	$10,579
Platform	$24	$231	$476	$2,302	$5,290
Hardware	$95	$77	$603	$703	$5,290
Total	**$186**	**$646**	**$2,184**	**$6,504**	**$21,159**
Multiple of previous wave		3.5x	3.4x	3.0x	3.3x

FUNDRISE Source: Fundrise proprietary research, Bloomberg 14

These slides provide a detailed breakdown of market cap by layer for each wave, and show how we've extrapolated this to project the AI wave.

Let's walk through this:

- In the PC era, hardware dominated, capturing 51% of the value. Platforms were just emerging, at 13%, while applications accounted for 36%.
- The Internet changed this dynamic. Platforms surged to 36% as search emerged as the central challenge of the internet, applications to 52%, while hardware fell to 12% facing commoditization.
- The Mobile wave saw hardware resurge to 28% with premium consumer smartphones like the iPhone, with platforms at 22% and applications leading at 51%.
- In the Cloud era, we're seeing platforms take the lead at 35%, applications at 54%, and hardware at 11%.

Based on these trends, for the AI wave, we're projecting applications to capture about 48% of the value, platforms about 26%, and hardware about 25%.

This breakdown isn't just about dividing up the pie. It gives us insight into where the key battlegrounds and opportunities might lie in the AI era.



Investment opportunity by tech layer of AI

	Historic Average	Implied Market Value of AI
Applications	48%	$10.5 trillion
Platforms	26%	$5 trillion
Hardware	25%	$5 trillion
	Total:	$21 trillion

Nearly untapped opportunity
FUNDRISE
Source: Fundrise proprietary research, Bloomberg
15

Translating these percentages into dollar figures really brings home the scale of the opportunity we're looking at.

- Applications could represent a massive $10.5 trillion opportunity. This includes AI-powered software, services, and solutions across every industry imaginable.
- Platforms – the tools and environments for building and deploying AI (exemplified by OpenAI and Anthropic) – could be a $5 trillion market.
- Hardware, including the specialized chips and infrastructure needed to train and run AI models, could also be a $5 trillion opportunity.

Each of these layers represents a market larger than many countries' entire economies. And importantly, they're deeply interconnected. Advances in one layer can unlock new possibilities in the others, creating a virtuous cycle of innovation and value creation.


MOBILE WAVE EXAMPLE
Tech stack value ratio
Market Value
Applications
Uber
$1.1T (50%)
Platforms
iOS
Android
$500B (23%)
Hardware
SAMSUNG
Qualcomm
$600B (27%)
FUNDRISE
Source: Fundrise proprietary research, Bloomberg
16


MOBILE WAVE EXAMPLE
Hardware leads each wave
Applications
Uber
Platforms
iOS
Android
Hardware
SAMSUNG
Qualcomm
Path of Development
FUNDRISE
17

To ground this in a concrete example, let's look at how this played out in the Mobile wave.

In the Mobile era, hardware led the charge. Smartphones, with their advanced processors, screens, and sensors, were the foundation that made the mobile revolution possible. This aligns with our observation that hardware often leads each wave, creating the fundamental capabilities that platforms and applications then build upon.

Platforms followed, with iOS and Android creating the environments for mobile innovation. Finally, applications exploded, from social media apps to mobile commerce platforms, creating the bulk of the user-facing value. For instance, the iPhone was introduced in 2007, but Instagram was not founded until 2010.

This pattern of development – progressing from hardware to platforms to applications – has been consistent across waves, and we expect it to hold true for AI as well.

Nvidia market cap *also* implies AI = $20 trillion

Total wave estimate build-up from hardware value

	Low	Base case	High
Forecast NVDA AI market cap at 2032*	$3,094	$3,967	$5,717
Estimated % of total AI hardware sector	80%	75%	70%
Other AI hardware market cap	$774	$1,322	$2,450
Total AI hardware market cap	**$3,868**	**$5,290**	**$8,167**
Hardware % of total wave value	35%	25%	20%
Total wave value	**$11,051**	**$21,159**	**$40,835**

FUNDRISE

Source: Fundrise proprietary research, Bloomberg *Estimated annual compound growth rate of 5-12%. 19


Hardware led past waves
...and Nvidia is already worth nearly $3 trillion
Customers
GitHub Copilot
????
ANTHROPIC
OpenAI
????
Path of Development
Market Cap Status Today
Application
Still nascent ($100Ms)
Platform
Taking shape ($10Bs)
Hardware


FUNDRISE
Source: Fundrise proprietary research 18

Speaking of hardware leading the charge, let's talk about Nvidia. Their current market cap of nearly $3 trillion is not just impressive in its own right – it also provides a fascinating cross-check on our AI market projections.

If we assume Nvidia captures 75% of the AI hardware market (our base case scenario), their current valuation implies a total AI hardware market of about $5.3 trillion. This aligns remarkably well with our projection based on historical patterns.

Furthermore, if hardware represents about 25% of the total AI wave value (consistent with historical averages), this would indeed point to a total AI market of around $21 trillion.

Of course, these are projections and assumptions, but the alignment between these different approaches to valuation provides additional confidence in our overall thesis.


Conclusion: AI is a +$20 Trillion Market Opportunity
Aggregate market cap of technology waves
Application
Platform
Hardware
$25,000
$20,000
$15,000
$10,000
$5,000
$0
$186
$95
$24
$66
PC
$646
$77
$231
$338
Internet
$2,184
$603
$476
$1,105
Mobile
$6,504
$703
$2,302
$3,499
Cloud
$21,159
$5,290
$5,290
$10,579
AI
Forecast
FUNDRISE
Source: Fundrise proprietary research, Bloomberg 20

In conclusion, our analysis suggests that AI represents a $20+ trillion market opportunity. This figure is immense, but it's grounded in the consistent patterns we've observed across previous technology waves.

This isn't about predicting precisely what is going to happen though. It's about understanding “what’s past is prologue.” AI has the potential to reshape every industry, every job, every aspect of how we think about the world. The value creation we're projecting is a reflection of that fundamental, economy-wide transformation.


Addendum: Moore’s Law was the driver of the past, but…
Moore’s Law (Intel co-founder)
Transistor count over time (log scale)
Transistor count over time
100 B
10 B
1 B
100 M
10 M
1 M
100,000
1990
2000
2010
2020
2030
PC
10M
transistors
Internet
100M
transistors
Mobile
1B
transistors
Cloud
10B
transistors
FUNDRISE
Source: Fundrise proprietary research, Bloomberg 21


Nvidia is growing compute 2x faster than Moore’s Law
Compute Performance
CPUs vs. GPUs (log scale)
Moore’s Law (Intel co-founder)
Huang’s Law (Nvidia CEO)
Transistor count over time
Trillions of operations per second
100 T
10 T
1 T
100 B
10 B
1 B
100 M
10 M
1 M
100,000
1990
2000
2010
2020
2030
1000x in
10 years
2x
faster
PC
10M
transistors
Internet
100M
transistors
Mobile
1B
transistors
Cloud
10B
transistors
FUNDRISE
Source: Nvidia. Original data from Horowitz, Labonte, Shacham. Additional plot by K. Rupp. 22


More evidence of the new paradigm
Two distinct eras of compute usage in training AI systems


Huang's Law
Moore's Law
Petaflop/s-days
1e+4
1e+2
1e+0
1e−2
1e−4
1e−6
1e−8
1e−10
1e−12
1e−14
1960
1970
1980
1990
2000
2010
2020
AlphaGoZero
AlphaZero
Neural Machine Translation
Neural Architecture Search
Xception
TI7 Dota 1v1
DeepSpeech2
VGG
ResNets
Seq2Seq
AlexNet
GoogleNet
Dropout
DQN
Evolving LSTMs
MLP based NN breaks MNIST record
TD-Gammon v2.1
BiLSTM for Speech
LeNet-5
NETtalk
ALVINN
RNN for Speech
2-year doubling (Moore's Law)
Perceptron
left
First Era
Modern Era
right
FUNDRISE
Source: OpenAI
23


HAS THE INDUSTRY GROWTH RATE DOUBLED?
Huang's Law (20x)
CAUSES
Market cap increase (6x)
FUNDRISE
Source: Fundrise proprietary research, Bloomberg
24

Before we wrap up, I want to touch on an important addendum to our analysis. While Moore's Law has been the driver of past waves, we're seeing evidence of a new paradigm that could accelerate growth even further.

Nvidia, under the leadership of Jensen Huang, is growing compute power twice as fast as Moore's Law predicted. This "Huang's Law" could lead to even more dramatic market cap increases in the AI wave than our model predicts.

Consider this: If market cap historically increased 3x for every 10x in compute power under Moore's Law, what happens when compute power is growing 20x in the same timeframe? We could be looking at a 6x increase in market cap.

This is speculative, of course, but it underscores the potential for the AI wave to surpass even our bullish projections. We're entering uncharted territory, where the pace of innovation could accelerate beyond anything we've seen before.

Disclaimer: An investor in the Fundrise Innovation Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained at fundrise.com/innovation. Investors should read the prospectus carefully before investing.

This presentation is not investment advice and is intended for informational purposes only. This presentation is not an offer, solicitation of an offer, or advice to buy or sell securities. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment.

Any projections, market outlooks or estimates in this presentation are forward-looking statements and are based upon certain assumptions. Other events which were not taken into account may occur and may significantly affect investment returns or performance. Any projections, outlooks or assumptions should not be construed to be indicative of the actual events which will occur. Historical returns are not predictive of future results.

FUNDRISE



$20T
010011010

What will AI be worth?

The hidden pattern in 40 years of financial data

Methodology

Financial analysis of tech industry across 40+ years

<u>Summary of research:</u>

Size of Sample: +250 tech companies from 1980s to 2024 based on Bloomberg of public companies with at least billion dollar market cap.

Market Value: Captured market capitalization of every tech company annually

Allocation: Attributed market cap by reported segment revenue for each technology wave and layer of the tech stack

Illustrative Analysis: As an example, Microsoft was a large participant in the PC platform and application markets in the 1990s as well as in the current cloud platform and application markets. We apply their revenue breakdown between platform and application and allocate those percentages of their market cap to the specific waves and tech layers.

Source: Fundrise proprietary research, Bloomberg

Companies included in our research

8x8 Adobe airbnb amazon AMD Amplitude Aol. appfolio Apple ARISTA arm asana

ATLASSIAN AvePoint avidxchange BAE SYSTEMS Benchling BIGCOMMERCE bill BLACKLINE bmc Booking.com

box braze BROADCOM Cloud100 C3.ai Canva cisco citrix C CLOUDFLARE CNET Commodore COMPAQ CSC

CONFLUENT CoreLogic CROWDSTRIKE databricks DATADOG DEFINITIVE HEALTHCARE dbt DELL DigitalOcean docusign DOMO DOORDASH

Dropbox ebay elastic E*TRADE Etsy everbridge Expedia fastly Figma Five9 freshworks GitLab Google

GROUPON hp Hewlett Packard Enterprise HubSpot intel INTUIT JFrog JUNIPER NETWORKS Lenovo LinkedIn Lotus software lyft match

McAfee Meta Microsoft monday.com MongoDB MONSTER navan ncino NetApp NETFLIX Netscape NIANTIC

Notion NVIDIA okta olo ORACLE PagerDuty pandora paycom paylocity PayPal Pinterest PLAID

Qualcomm Qualys Red Hat RingCentral salesforce SAMSUNG SAP SentinelOne servicenow ServiceTitan shopify

Q2 smartsheet Snapchat snowflake Spotify sprinklr sproutsocial Square SQUARESPACE stripe Sun SUPERMICRO tenable toast

Tripadvisor tsmc twilio X Uber UiPath UNISYS Unity Veeva vimeo vmware weave

WebMD WiX workday workiva yahoo! yelp YEXT zapier Ziff Davis zoom zscaler ZUORA zynga

Note: This list is not exhaustive of the 250+ tech companies covered in the research, but is intended to provide a strong representation of the companies included.

Consistent with the past

AI, while revolutionary, is the most recent technological breakthrough in a long series of technology waves


Mainframe
PC
Internet
Mobile
Cloud
Gen AI
1960-1980
1980s
1990s - 2000s
2010s
2015 - 2020
2022 - 2023+

10x increase in compute unlocks an innovation wave

Faster, more powerful compute creates new uses



Moore's Law (Intel co-founder)
Transistor count over time (log scale)
Transistor count over time
100 B
10 B
1 B
100 M
10 M
1 M
100,000
1990
2000
2010
2020
2030
PC
10M
transistors
Internet
100M
transistors
Mobile
1B
transistors
Cloud
10B
transistors

Source: Intel. OurWorldinData.org

FINDING #1

Moore's Law (10x)

CAUSES

Market cap increase (3x)

Source: Fundrise proprietary research, Bloomberg

Each wave is 3x bigger market cap

Michael Moritz Corollary

Wave breakdown

Total allocated market cap



$6,504B
3.0x previous wave
$2,164B
3.4x previous wave
$646B
3.5x previous wave
$186B
3.7x previous wave
6,000
4,000
2,000
0
PC
Internet
Mobile
Cloud

Source: Fundrise proprietary research, Bloomberg

Will AI follow the “Rule of 3”?



Wave breakdown
Total allocated market cap
$186B
3.7x previous wave
$646B
3.5x previous wave
$2,164B
3.4x previous wave
$6,504B
3.0x previous wave
$21,159B
3.3x previous wave
20,000
15,000
10,000
5,000
0
PC
Internet
Mobile
Cloud
AI

Source: Fundrise proprietary research, Bloomberg

Market cap by wave

Total allocated market cap, $ Billions

	PC 1995A	Internet 2012A	Mobile 2018A	Cloud 2025E	AI 2032E
Market Cap	**$186**	**$646**	**$2,184**	**$6,504**	**$21,159**
Multiple of previous wave		3.5x	3.4x	3.0x	3.3x
Compute* (transistor count)	10s of millions	100s of millions	1s of billions	10s of billions	100s of billions

Source: Fundrise proprietary research, Bloomberg. *The natural corollary of The Bitter Lesson, Rich Sutton, March 13, 2019

The Rule of 3x

CAUSES

AI $20 Trillion?

Source: Fundrise proprietary research, Bloomberg

Each wave is composed of layers (tech stack)

	PC	Internet	Mobile	Cloud
Applications	W X	amazon		salesforce
Platforms	Microsoft Windows95	N		aws
Hardware	intel inside	CISCO		AMD

FINDING #3

Surprisingly regular ratio of market value within tech stack

	PC	Internet	Mobile	Cloud	Average
Applications	36%	52%	51%	54%	**48%**
Platforms	13%	36%	22%	35%	**26%**
Hardware	51%	12%	28%	11%	**25%**

Source: Fundrise proprietary research, Bloomberg

Wave breakdown by layer

Total allocated market cap, $ Billions

Market Cap	PC 1995A	Internet 2012A	Mobile 2018A	Cloud 2025E
Application	$66	$338	$1,105	$3,499
Platform	$24	$231	$476	$2,302
Hardware	$95	$77	$603	$703
Total	**$186**	**$646**	**$2,184**	**$6,504**
Multiple of previous wave		**3.5x**	**3.4x**	**3.0x**

Source: Fundrise proprietary research, Bloomberg

Extrapolating historic growth rates

Total allocated market cap, $ Billions

Market Cap	PC 1995A	Internet 2012A	Mobile 2018A	Cloud 2025E	AI 2032E
Application	$66	$338	$1,105	$3,499	$10,579
Platform	$24	$231	$476	$2,302	$5,290
Hardware	$95	$77	$603	$703	$5,290
Total	**$186**	**$646**	**$2,184**	**$6,504**	**$21,159**
Multiple of previous wave		**3.5x**	**3.4x**	**3.0x**	**3.3x**

Source: Fundrise proprietary research, Bloomberg

Investment opportunity by tech layer of AI

	Historic Average	Implied Market Value of AI
Applications	48%	$10.5 trillion
Platforms	26%	$5 trillion
Hardware	25%	$5 trillion
	Total:	**$21 trillion**

Nearly untapped opportunity

Source: Fundrise proprietary research, Bloomberg

MOBILE WAVE EXAMPLE

Tech stack value ratio

		Market Value
Applications	Uber, X, TikTok, Instagram	$1.1T (50%)
Platforms	iOS, Android	$500B (23%)
Hardware	SAMSUNG, Qualcomm	$600B (27%)

Source: Fundrise proprietary research, Bloomberg

MOBILE WAVE EXAMPLE

Hardware leads each wave

Applications	Uber, X, TikTok, Instagram
Platforms	iOS, Android
Hardware	SAMSUNG, Qualcomm

Path of Development

Hardware led past waves

…and Nvidia is already worth nearly $3 trillion



Customers
GitHub Copilot
????
ANTHROP\C
OpenAI
????
NVIDIA
Path of Development

Market Cap Status Today

Application
Still nascent ($100Ms)

Platform
Taking shape ($10Bs)

Hardware
Established ($1Ts)

Source: Fundrise proprietary research

Nvidia market cap *also* implies AI = $20 trillion

Total wave estimate build-up from hardware value

	Low	Base case	High
Forecast NVDA AI market cap at 2032*	$3,094	$3,967	$5,717
Estimated % of total AI hardware sector	80%	75%	70%
Other AI hardware market cap	$774	$1,322	$2,450
Total AI hardware market cap	**$3,868**	**$5,290**	**$8,167**
Hardware % of total wave value	35%	25%	20%
Total wave value	**$11,051**	**$21,159**	**$40,835**

Source: Fundrise proprietary research, Bloomberg *Estimated annual compound growth rate of 5-12%.

Conclusion: AI is a +$20 Trillion Market Opportunity



Aggregate market cap of technology waves
Application
Platform
Hardware
$25,000
$20,000
$15,000
$10,000
$5,000
$0
$186
$95
$24
$66
PC
$646
$77
$231
$338
Internet
$2,184
$603
$476
$1,105
Mobile
$6,504
$703
$2,302
$3,499
Cloud
$21,159
$5,290
$5,290
$10,579
AI
Forecast

Source: Fundrise proprietary research, Bloomberg

Addendum: Moore's Law was the driver of the past, but…



Moore's Law (Intel co-founder)
Transistor count over time (log scale)
Transistor count over time
100 B
10 B
1 B
100 M
10 M
1 M
100,000
1990
2000
2010
2020
2030
PC
10M
transistors
Internet
100M
transistors
Mobile
1B
transistors
Cloud
10B
transistors

Source: Fundrise proprietary research, Bloomberg

Nvidia is growing compute 2x faster than Moore's Law


Compute Performance
CPUs vs. GPUs (log scale)
Moore's Law (Intel co-founder)
Huang's Law (Nvidia CEO)
Transistor count over time
100 T
10 T
1 T
100 B
10 B
1 B
100 M
10 M
1 M
100,000
Trillions of operations per second
10⁹
10⁸
10⁷
10⁶
10⁵
10⁴
10³
10²
10¹
0
1990
2000
2010
2020
2030
1000x in 10 years
2x faster
PC 10M transistors
Internet 100M transistors
Mobile 1B transistors
Cloud 10B transistors

Source: Nvidia. Original data from Horowitz, Labonte, Shacham. Additional plot by K. Rupp.

More evidence of the new paradigm

Two distinct eras of compute usage in training AI systems



Petaflop/s-days
1e+4
1e+2
1e+0
1e−2
1e−4
1e−6
1e−8
1e−10
1e−12
1e−14
1960
1970
1980
1990
2000
2010
2020
Huang's Law
Moore's Law
AlphaGoZero
AlphaZero
Neural Machine Translation
Neural Architecture Search
Xception
TI7 Dota 1v1
DeepSpeech2
ResNets
VGG
Seq2Seq
AlexNet
GoogleNet
Visualizing and Understanding Conv Nets
Dropout
3.4-month doubling
Deep Belief Nets and layer-wise pretraining
Human performance on MNIST and NORB
DQN
Evolving LSTMs
MLP based NN breaks MNIST record
TD-Gammon v2.1
BiLSTM for Speech
LeNet-5
NETtalk
ALVINN
RNN for Speech
2-year doubling (Moore's Law)
Perceptron
left First Era
Modern Era right

Source: OpenAI

Huang's Law (20x)

CAUSES

Market cap increase (6x)

Disclaimer

An investor in the Fundrise Innovation Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained at fundrise.com/innovation. Investors should read the prospectus carefully before investing.

This presentation is not investment advice and is intended for informational purposes only. This presentation is not an offer, solicitation of an offer, or advice to buy or sell securities. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment.

Any projections, market outlooks or estimates in this presentation are forward-looking statements and are based upon certain assumptions. Other events which were not taken into account may occur and may significantly affect investment returns or performance. Any projections, outlooks or assumptions should not be construed to be indicative of the actual events which will occur. Historical returns are not predictive of future results.

FINDING #4

Winner take all – by wave, by layer

Top 3 winners and combined % of total wave market cap

	PC	Internet	Mobile	Cloud	Average
Applications	Microsoft, Oracle, IBM **82%**	Amazon, Meta, eBay **64%**	Meta, Google, Uber **89%**	Microsoft, Adobe, Salesforce **32%**	67%
Platforms	Microsoft, Apple **100%**	Google, Yahoo!, Microsoft **100%**	Apple, Google **100%**	Amazon, Microsoft, Google **90%**	98%
Hardware	Intel, IBM, Compaq **88%**	Cisco, Juniper Networks **100%**	Apple, Samsung, TSMC **89%**	Cisco, Broadcom, VMware **62%**	85%

Source: Fundrise proprietary research, Bloomberg

But, based on prior waves it could range from $10T – $50T

	PC 1995A	Internet 2012A	Mobile 2018A	Cloud 2025E	AI 2032E
Hardware value	$95	$77	$603	$703	$5,290
Total wave value	$186	$646	$2,184	$6,504	$21,159
Hardware % of wave	51%	12%	28%	11%	25%
Hardware multiplier	2.0x	8.4x	3.6x	9.2x	4.0x average
Total AI potential @ multiplier	**$10,341**	**$44,352**	**$19,163**	**$48,917**	**$21,159**

Market value will vary on risks of commoditization, the extent of continued progress, and scale of value creation at application and platform layers

Source: Fundrise proprietary research, Bloomberg

Sources: Publish our full research

Tech Waves Data_v16_Drive Upload

https://docs.google.com/spreadsheets/d/1WkVXOmFB_zYtMpNkZrM8KvNb_vpve_Zk/edit?gid=1938527646#gid=1938527646

Market cap by wave

Total allocated market cap, $ Billions

	PC 1995A	Internet 2012A	Mobile 2018A	Cloud 2025E
Market Cap	**$186**	**$646**	**$2,184**	**$6,504**
Multiple of previous wave		**3.5x**	**3.4x**	**3.0x**
Compute* (transistor count)	**10s of millions**	**100s of millions**	**1s of billions**	**10s of billions**

Source: Fundrise proprietary research, Bloomberg. *The natural corollary of The Bitter Lesson, Rich Sutton, March 13, 2019

Will AI follow the "Rule of 3"?



Wave breakdown
Total allocated market cap
???
3x previous wave?
$6,504B
3.0x previous wave
$2,164B
3.4x previous wave
$646B
3.5x previous wave
$186B
3.7x previous wave
20,000
15,000
10,000
5,000
0
PC
Internet
Mobile
Cloud
AI

Market cap by wave

Total allocated market cap, $ Billions

	PC 1995A	Internet 2012A	Mobile 2018A	Cloud 2025E	AI 2032E
Market Cap	**$186**	**$646**	**$2,184**	**$6,504**	**>$20,000?**
Multiple of previous wave		3.5x	3.4x	3.0x	3x?
Compute* (transistor count)	**10s of millions**	**100s of millions**	**1s of billions**	**10s of billions**	**100s of billions**

Source: Fundrise proprietary research, Bloomberg. *The natural corollary of The Bitter Lesson, Rich Sutton, March 13, 2019



Benjamin Miller
@BenMillerise

What will AI be worth?

Our team did a few months of research and found a surprising pattern in the financial data, which @BusinessInsider wrote an article about yesterday.

We agreed to wait 24 hours before we published the full results.


FUNDRISE
$20T
What will AI be worth?
The hidden pattern in 40 years of financial data

9:33 AM · Oct 4, 2024 · **7,952** Views

15 16 76 28



Benjamin Miller @BenMillerise · Oct 4

First, here's the link to our complete findings:
fundrise.com/education/valu...

Our team used Bloomberg and company public filings to track the annual revenue breakdown and market cap of nearly every tech company over +40 years. We then allocated revenue and market cap by wave, by
Show more


Companies included in our research
FUNDRISE

2 4 1K



Benjamin Miller @BenMillerise · Oct 4

It's an axiom that the tech industry is driven by waves of innovation – and AI is fully consistent with past breakthroughs.


Consistent with the past
AI, while revolutionary, is the most recent technological breakthrough in a long series of technology waves
Mainframe
PC
Internet
Mobile
Cloud
Gen AI
1960-1980
1980s
1990s - 2000s
2010s
2015 - 2020
2022 - 2023+
FUNDRISE

1 3 574

Benjamin Miller @BenMillerise · Oct 4

Although everyone in tech knows Moore's Law is the major underlying driver of technological progress...


10x increase in compute unlocks an innovation wave
Faster, more powerful compute creates new uses
Moore's Law (Intel co-founder)
Transistor count over time (log scale)
Transistor count over time
100 B
10 B
1 B
100 M
10 M
1 M
100,000
1990
2000
2010
2020
2030
PC
10M
transistors
Internet
100M
transistors
Mobile
1B
transistors
Cloud
10B
transistors
FUNDRISE

1 · 3 · 520

Benjamin Miller @BenMillerise · Oct 4

We were surprised to find a consistent relationship between Moore's Law and the market cap of each wave.


FINDING #1
Moore's Law (10x)
CAUSES
Market cap increase (3x)
FUNDRISE

1 · 3 · 478

Benjamin Miller @BenMillerise · Oct 4

Each tech wave's market cap was about 3x bigger than the previous wave.

...which for @AcquiredFM listeners is a quantification of the Michael Moritz Corollary.
@gilbert @djrosent



Each wave is 3x bigger market cap
Michael Moritz Corollary
Wave breakdown
Total allocated market cap
$6,504B
3.0x previous wave
6,000
4,000
$2,164B
3.4x previous wave
2,000
$646B
3.5x previous wave
$186B
3.7x previous wave
0
PC
Internet
Mobile
Cloud
FUNDRISE

1 · 5 · 481

Benjamin Miller @BenMillerise · Oct 4

Once we allocated revenue and market cap by wave, we could see a fairly consistent pattern – and a strong correlation between Moore's Law and market capitalization.

Market cap by wave

Total allocated market cap, $ Billions

	PC 1995A	Internet 2012A	Mobile 2018A	Cloud 2025E	AI 2032E
Market Cap	$186	$646	$2,184	$6,504	$21,159
Multiple of previous wave		3.5x	3.4x	3.0x	3.3x
Compute* (transistor count)	10s of millions	100s of millions	1s of billions	10s of billions	100s of billions

FUNDRISE

1 · 3 · 444

Benjamin Miller @BenMillerise · Oct 4

Which raises the question: Will the “Rule of 3” hold for AI?


Will AI follow the “Rule of 3”?
Wave breakdown
Total allocated market cap
$186B
3.7x previous wave
$646B
3.5x previous wave
$2,164B
3.4x previous wave
$6,504B
3.0x previous wave
$21,159B
3.3x previous wave
20,000
15,000
10,000
5,000
0
PC
Internet
Mobile
Cloud
AI

1 3 401

Benjamin Miller @BenMillerise · Oct 4

If past growth rates hold, AI will be worth +$20 trillion.


FINDING #2
The Rule
of 3x
CAUSES
AI
$20 Trillion?

1 3 396

Benjamin Miller @BenMillerise · Oct 4

Although most in the industry knows the ecosystem is organized around layers of the tech stack.



Each wave is composed of layers (tech stack)
PC
Internet
Mobile
Cloud
Applications
Platforms
Hardware
amazon
salesforce
aws
CISCO
AMD
FUNDRISE

1 3 388

Benjamin Miller @BenMillerise · Oct 4

When we allocated revenue and market cap of each wave by segment of the tech stack, we found a surprisingly consistent value ratio of market caps by layer.

Wave breakdown by layer

Total allocated market cap, $ Billions

Market Cap	PC 1995A	Internet 2012A	Mobile 2018A	Cloud 2025E
Application	$66	$338	$1,105	$3,499
Platform	$24	$231	$476	$2,302
Hardware	$95	$77	$603	$703
Total	**$186**	**$646**	**$2,184**	**$6,504**
Multiple of previous wave		3.5x	3.4x	3.0x

FUNDRISE

1 3 379

Benjamin Miller @BenMillerise · Oct 4

Even though each wave was highly varied, the market value was fairly regularly distributed within the tech layers.

FINDING #3

Surprisingly regular ratio of market value within tech stack

	PC	Internet	Mobile	Cloud	Average
Applications	36%	52%	51%	54%	48%
Platforms	13%	36%	22%	35%	26%
Hardware	51%	12%	28%	11%	25%

FUNDRISE

Source: Fundrise proprietary research, Bloomberg 12

1 · 4 · 370

Benjamin Miller @BenMillerise · Oct 4

Extrapolating the ratio into the future gives us an indication of the potential market value of each layer of and the total AI tech stack.

Note, the year of market cap maturity for each wave is not meant to be precise. Exogenous factors affect market caps (e.g., the 1999 tech

Show more

Extrapolating historic growth rates

Total allocated market cap, $ Billions

Market Cap	PC 1995A	Internet 2012A	Mobile 2018A	Cloud 2025E	AI 2032E
Application	$66	$338	$1,105	$3,499	$10,579
Platform	$24	$231	$476	$2,302	$5,290
Hardware	$95	$77	$603	$703	$5,290
Total	**$186**	**$646**	**$2,184**	**$6,504**	**$21,159**
Multiple of previous wave		3.5x	3.4x	3.0x	3.3x

FUNDRISE

Source: Fundrise proprietary research, Bloomberg 14

1 · 3 · 357



Benjamin Miller @BenMillerise · Oct 4

Making the AI application layer by far the largest investment opportunity in history.



Investment opportunity by tech layer of AI

	Historic Average	Implied Market Value of AI
Applications	48%	$10.5 trillion
Platforms	26%	$5 trillion
Hardware	25%	$5 trillion
	Total:	$21 trillion

Nearly untapped opportunity
FUNDRISE

1 2 333



Benjamin Miller @BenMillerise · Oct 4

To illustrate with an example, when mobile achieved maturity, the value ratio between apps (50%), platform (23%), and hardware (27%) was fairly consistent with historical ratios.



MOBILE WAVE EXAMPLE
Tech stack value ratio
Market Value
Applications
Uber
$1.1T (50%)
Platforms
iOS
Android
$500B (23%)
Hardware
SAMSUNG
Qualcomm
$600B (27%)
FUNDRISE

1 2 320

Benjamin Miller @BenMillerise · Oct 4

Each breakthrough moves up through the tech stack, starting with scientific breakthroughs in the hardware, which enables new software innovations and market opportunities.

Of course, there would be no Uber without the App Store and no App Store without the iPhone.


MOBILE WAVE EXAMPLE
Hardware leads each wave
Applications
Uber
Platforms
iOS
Android
Hardware
SAMSUNG
Qualcomm
Path of Development
FUNDRISE

1 2 313

Benjamin Miller @BenMillerise · Oct 4

Nvidia's growth ahead of AI is totally consistent with the past. Waves mature from the bottom up.

Currently, the AI hardware layer is worth more than a trillion, the platform tens of billions, and the application layer only hundreds of millions.


Hardware led past waves
...and Nvidia is already worth nearly $3 trillion
Customers
GitHub Copilot
????
ANTHROPIC
OpenAI
????
NVIDIA
Path of Development
Market Cap Status Today
Application
Still nascent ($100Ms)
Platform
Taking shape ($10Bs)
Hardware
Established ($1Ts)
FUNDRISE

1 2 306

Benjamin Miller @BenMillerise · Oct 4

Another way to calculate the potential $20 trillion value for AI is to derive the value of the whole tech stack by looking at the value of the hardware layer compared to the historic ratios within the stack.

Nvidia market cap *also* implies AI = $20 trillion

Total wave estimate build-up from hardware value

	Low	Base case	High
Forecast NVDA AI market cap at 2032*	$3,094	$3,967	$5,717
Estimated % of total AI hardware sector	80%	75%	70%
Other AI hardware market cap	$774	$1,322	$2,450
Total AI hardware market cap	**$3,868**	**$5,290**	**$8,167**
Hardware % of total wave value	35%	25%	20%
Total wave value	**$11,051**	**$21,159**	**$40,835**

FUNDRISE

1 · 2 · 314

Benjamin Miller @BenMillerise · Oct 4

It is fully consistent with historical data for AI to grow from $3 trillion today to +$20 trillion by the early 2030s. The vast majority of the AI opportunity is still ahead of us.

To put that in perspective, the entire US stock market is worth $55 trillion.


Conclusion: AI is a +$20 Trillion Market Opportunity
Aggregate market cap of technology waves
Application
Platform
Hardware
$25,000
$20,000
$15,000
$10,000
$5,000
$0
$186
$95
$24
$66
PC
$646
$77
$231
$338
Internet
$2,184
$603
$476
$1,105
Mobile
$6,504
$703
$2,302
$3,499
Cloud
$21,159
$5,290
$5,290
$10,579
AI
Forecast
FUNDRISE

1 · 2 · 306



Benjamin Miller @BenMillerise · Oct 4

One last point: Although Moore's Law has been the major engine of tech growth...



Addendum: Moore's Law was the driver of the past, but...
Moore's Law (Intel co-founder)
Transistor count over time (log scale)
Transistor count over time
100 B
10 B
1 B
100 M
10 M
1 M
100,000
1990
2000
2010
2020
2030
PC
10M
transistors
Internet
100M
transistors
Mobile
1B
transistors
Cloud
10B
transistors
FUNDRISE

1 · 2 · 299



Benjamin Miller @BenMillerise · Oct 4

Nvidia accelerated the growth rate of compute by 2x faster than Moore's Law!



Nvidia is growing compute 2x faster than Moore's Law
Compute Performance
CPUs vs. GPUs (log scale)
Moore's Law (Intel co-founder)
Huang's Law (Nvidia CEO)
Transistor count over time
100 T
10 T
1 T
100 B
10 B
1 B
100 M
10 M
1 M
100,000
1990
2000
2010
2020
2030
1000x in
10 years
2x
faster
PC
10M
transistors
Internet
100M
transistors
Mobile
1B
transistors
Cloud
10B
transistors
Trillions of operations per second
FUNDRISE

1 · 2 · 300

Benjamin Miller @BenMillerise · Oct 4

The evidence of a new, faster growth rate is pervasive.


More evidence of the new paradigm
Two distinct eras of compute usage in training AI systems
Huang's Law
Moore's Law
AlphaGoZero
AlphaZero
Neural Machine Translation
Neural Architecture Search
DeepSpeech2
ResNets
Seq2Seq
AlexNet
GoogleNet
Dropout
DQN
TD-Gammon v2.1
BiLSTM for Speech
LeNet-5
NETtalk
ALVINN
RNN for Speech
Perceptron
left
right
FUNDRISE

1 · 2 · 295

Benjamin Miller @BenMillerise · Oct 4

If the historical relationship holds between compute and economic value, then the growth rate of the tech industry should double in the coming years.


HAS THE INDUSTRY GROWTH RATE DOUBLED?
Huang's Law (20x)
CAUSES
Market cap increase (6x)
FUNDRISE
24

1 · 2 · 307



Benjamin Miller @BenMillerise · Oct 4

Here is a link to the full deck and an overview of our Innovation Fund investing into this deck's thesis.
fundrise.com/education/valu...

What will AI be worth?

The hidden pattern we discovered in 40 years of financial data

By Ben Miller October 04, 2024


$20T
What will AI be worth?
The hidden pattern in 40 years of financial data
Consistent with the past
the driver of the past, but...
Will AI follow the "Rule of 3"?
Wave breakdown

3 2 8 635



Benjamin Miller @BenMillerise · Oct 4

More on our own VC Fund.
fundrise.com/campaigns/fund...


Disclaimer
An investor in the Fundrise Innovation Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained at fundrise.com/innovation. Investors should read the prospectus carefully before investing.
This presentation is not investment advice and is intended for informational purposes only. This presentation is not an offer, solicitation of an offer, or advice to buy or sell securities. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment.
Any projections, market outlooks or estimates in this presentation are forward-looking statements and are based upon certain assumptions. Other events which were not taken into account may occur and may significantly affect investment returns or performance. Any projections, outlooks or assumptions should not be construed to be indicative of the actual events which will occur. Historical returns are not predictive of future results.

3 571